Exhibit 99.1

BW LPG enters into agreement for eight 90’cbm Panamax newbuildings with Hyundai Heavy Industries

Singapore, 30 May 2026

BW LPG Limited (“BW LPG”, the “Company”, OSE ticker code: “BWLPG.OL”), the world’s leading owner and operator of LPG vessels, announces that it has signed a contract for the construction of eight 90’cbm Panamax Very Large Gas Carriers (VLGCs), for a total consideration of about US$940 million, subject to the final technical specifications. The newbuildings are expected to be delivered sequentially from the start of 2029 until the second quarter of 2030.

“This newbuilding series underpins our ongoing fleet renewal program, supported by strong long-term fundamentals in the LPG market. Furthermore, these Panamax newbuildings represent the most flexible design, enhancing our scale, commercial and operational flexibility,” says BW LPG’s CEO Kristian Sørensen.

For further information, please contact:

Kristian Sørensen, CEO

Samantha Xu, CFO

investor.relations@bwlpg.com

About BW LPG

BW LPG is the world’s leading owner and operator of LPG vessels, with a fleet of about 50 Very Large Gas Carriers (VLGCs), including over 20 vessels powered by LPG dual-fuel propulsion technology. Building on over five decades of LPG shipping experience, the company is strengthened by an in-house LPG trading division and the commercial expertise to explore investments in value chain assets. Together, these capabilities enable BW LPG to provide trusted and reliable services for sourcing and delivering LPG to customers worldwide. Delivering energy for a better world – more information about BW LPG can be found at www.bwlpg.com.

BW LPG is associated with BW Group, a leading global maritime company involved in shipping, floating infrastructure, deepwater oil & gas production, and new sustainable technologies. Founded in 1955 by Sir YK Pao, BW controls a fleet of over 400 vessels transporting oil, gas and dry commodities, with its 200 LNG and LPG ships constituting the largest gas fleet in the world. In the renewables space, the group has investments in solar, wind, batteries, and water treatment.

This information constitutes inside information pursuant to Article 7 of the EU Market Abuse Regulation and is subject to the disclosure requirements set out in Section 5-12 of the Norwegian Securities Trading Act. This stock announcement was published by Aline Anliker, Head of Corporate Communications, on 30 May 2026 at 5:40pm CEST.